Exhibit 12.1

WSFS Financial Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(from continuing operations)

(Unaudited)

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income (Loss) Before Taxes	$24,447	$20,213	$83,806	$72,560	$72,812	$49,032	$34,550
Total Fixed Charges	5,548	4,815	19,008	18,886	21,027	30,192	39,179
Less: Preferred Stock Dividends	—	—	—	—	2,729	4,048	4,048
Earnings, Including Int on Deposits	29,995	25,028	102,814	91,446	91,110	75,176	69,681
Less: Int on Deposits	2,178	1,943	7,165	7,151	7,180	13,101	19,131
Earnings, Excluding Int on Deposits	$27,817	$23,085	$95,649	$84,295	$83,930	$62,075	$50,550

Fixed Charges:
Int on Deposits	$2,178	$1,943	$7,165	$7,151	$7,180	$13,101	$19,131
Int on Borrowings and Long-term Debt	2,512	2,091	8,611	8,679	8,154	10,187	13,474
Int Exp Embedded in Rental Expense on Long-term Leases (1)	858	781	3,232	3,056	2,964	2,856	2,526
Preferred Stock Dividends	—	—	—	—	2,729	4,048	4,048
Total Fixed Charges, Including Int on Deposits	5,548	4,815	19,008	18,886	21,027	30,192	39,179
Less Int on Deposits	2,178	1,943	7,165	7,151	7,180	13,101	19,131
Total Fixed Charges, Excluding Int on Deposits	$3,370	$2,872	$11,843	$11,735	$13,847	$17,091	$20,048

Ratio of Earnings to Fixed Charges
Excluding Int on Deposits	8.13	8.04	8.08	7.18	7.30	4.45	2.91
Including Int on Deposits	5.41	5.20	5.41	4.84	4.83	2.72	1.87

Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding Int on Deposits	8.13	8.04	8.08	7.18	6.06	3.63	2.52
Including Int on Deposits	5.41	5.20	5.41	4.84	4.33	2.49	1.78

(1)	Represents one-third of total rent expense.